

17016993


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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-18971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duncan-Williams, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 POPLAR AVENUE - SUITE 300
(No. and Street)

MEMPHIS	TN	38138
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK REID 901-260-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DIXON HUGHES GOODMAN LLP
(Name – *if individual, state last, first, middle name*)

999 SHADY GROVE RD #400	MEMPHIS	TN	38120
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DUNCAN F. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUNCAN-WILLIAMS, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBRA S. SMITH
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES: NOVEMBER 18, 2020

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Duncan-Williams, Inc.

Audited Financial Statements
and Supplementary Information

December 31, 2016

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Duncan-Williams, Inc.

Index

December 31, 2016



Report Of Independent Registered Public Accounting Firm

Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Duncan-Williams, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Duncan-Williams, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duncan-Williams, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Duncan-Williams, Inc.'s financial statements. The supplemental information is the responsibility of Duncan-William, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Memphis, Tennessee
February 17, 2017

Dixon Hughes Goodman LLP

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2016

Assets

Cash		$ 704,066
Cash segregated under federal regulations		99,932
Receivables from brokers or dealers and clearing organization		415,509
Securities owned, at fair value		72,106,478
Furniture, equipment and leasehold improvements, net		425,824
Other Assets:		
Accrued interest on securities owned	$ 114,630	
Commissions, claims and other receivables, net	203,850	
Deferred income taxes	511,600	
Other receivables and miscellaneous	805,459	1,635,539
		$ 75,387,348

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Financial Condition (Continued)

December 31, 2016

Liabilities and Stockholders' Equity

Liabilities:		
Bank loan payable		$ 2,650,000
Payable to brokers or dealers and clearing organization		22,366,158
Payable to customers		57,588
Securities sold, not yet purchased, at fair value		18,763,263
Other Liabilities:		
Accounts payable	$ 355,008	
Deferred income taxes	95,100	
Accrued expenses and other	3,894,022	4,344,130
		48,181,139
Stockholders' Equity:		
Common stock:		
Class A (nonvoting) - authorized 1,000,000 shares, issued and outstanding 743,475 shares with par value of $10 a share		7,447,250
Class B (voting) - authorized 6,000 shares, issued and outstanding 1,307 shares with par value of $1 a share		1,307
Additional paid-in capital		2,383,345
Retained earnings		17,374,307
		27,206,209
		$ 75,387,348

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Operations

For the Year Ended December 31, 2016

Revenues	
Commissions earned	$ 46,764
Other commissions	288,224
From trading in debt securities	29,080,900
Profits from underwriting	1,980,476
Margin interest	34,217
Sales of investment company shares	304,319
Fees for account supervision	169,041
Research services	44
Commodities loss	(18,380)
Other revenue related to securities	1,814,396
Other	193,035
	33,893,036
Expenses	
Registered representatives' compensation	20,529,831
Clerical and administrative employees' compensation	1,809,205
Stockholder compensation	1,363,968
Clearance paid to brokers	604,450
Communications	2,556,373
Occupancy and equipment rental	942,481
Promotional	1,543,199
Interest	386,709
Losses in error	3,603
Data processing costs	421,813
Regulatory fees	387,140
Other	1,297,899
	31,846,671
Income from continuing operations before federal and state income tax expense	2,046,365
Federal and state income tax expense	764,163
Net Income	$ 1,282,202

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2016

	Common Stock						
	Shares	Class A Nonvoting	Shares	Class B Voting	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2016	743,475	$ 7,434,750	1,307	$ 1,307	$ 2,351,500	$ 16,464,468	$ 26,252,025
Issuance of stock	1,250	12,500	-	-	31,845	-	44,345
Dividends paid	-	-	-	-	-	(372,363)	(372,363)
Net income	-	-	-	-	-	1,282,202	1,282,202
Balance at December 31, 2016	744,725	$ 7,447,250	1,307	$ 1,307	$ 2,383,345	$ 17,374,307	$ 27,206,209

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash Flows from Operating Activities:	
Net income	$ 1,282,202
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	124,286
Deferred income taxes	285,800
Gain on equipment disposals	(481)
Changes in assets and liabilities:	
Cash segregated under federal regulations	45
Receivable from brokers or dealers and clearing organization	9,905,912
Securities owned, at fair value	(13,689,491)
Accrued interest, commissions and claims	160,130
Other receivables and miscellaneous	(80,435)
Payable to customers	57,587
Securities sold, not yet purchased, at fair value	(452,404)
Accounts payable, accrued expenses and other liabilities	576,220
Net cash used in operating activities	(1,830,629)
Cash Flows from Investing Activities:	
Purchase of equipment	(12,797)
Proceed from sale of equipment	481
Advances on notes receivable agreements	(169,070)
Payments on notes receivable agreements	130,005
Net cash used in investing activities	(51,381)
Cash Flows from Financing Activities:	
Proceeds from bank loan payable	2,650,000
Stock issued	44,345
Dividends paid	(372,363)
Net cash provided by financing activities	2,321,982
Increase in cash	439,972
Cash at beginning of year	264,094
Cash at end of year	$ 704,066
Supplemental disclosures of cash flows information:	
Interest payments	$ 386,709
Federal and state income tax paid, net of refunds	$ 784,451

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2016

Subordinated borrowings at January 1, 2016	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2016	$ -

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Notes to Financial Statements

December 31, 2016

1. Operations and Organization

Nature of Business

Duncan-Williams, Inc., (the "Company") a Tennessee Corporation, is a securities full service broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States government, federal government agencies, various state and local governments and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Pershing Clearing Services ("Pershing"), on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission ("SEC") which limits claims only to the owners of such securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Certain assets and liabilities are recognized, on a recurring or nonrecurring basis, at fair value. Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability under a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as other revenue related to securities. The Company does not apply hedge accounting as financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in hedge accounting are generally not applicable with respect to these financial instruments. The fair value of futures contracts is recorded in receivable/payable to broker or dealer and clearing organization.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities, consisting of corporate bonds, state, municipal, United States and agency obligations are recorded at fair value. Unrealized gains and losses have been included in income from trading on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Ordinary expenditures for maintenance and repair costs are expensed as incurred while major additions and improvements are capitalized.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. There were no indicators of impairment at December 31, 2016.

Income Taxes

The Company files a separate return as a member of a controlled group and accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on differences between amounts reported for financial reporting purposes and income tax purposes and based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense/benefit is the current tax payable/refundable for the year plus or minus the net change in the deferred income tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material unrecognized tax positions as of December 31, 2016. Interest and penalties related to income tax assessments, if any, are reflected in income taxes in the accompanying statement of operations.

Profits or Losses from Underwriting

Profits or losses from underwriting includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on settlement date and underwriting fees at the time the underwriting is completed and the income or loss is reasonably determinable.

Advertising

The costs of general advertising, promotion and marketing programs are expensed as incurred and were $731,878 for the year ended December 31, 2016.

2. Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated the effect subsequent events would have on the financial statements through February 17, 2017, which was the date the financial statements were issued.

3. Fair Value Measurements

Prices for certain U.S. government and agency obligations are readily available in the active markets in which those securities are traded, and the resulting fair values are categorized as Level 1.

Level 2 investment securities include certain U.S. government and agency obligations, corporate debt obligations, state and municipal obligations and certain types of certificates of deposits for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

Level 3 investment securities include certain municipal securities that are in technical default. They are valued based on anticipated refinanced proceeds available under current cash flows of the underlying assets reduced for any contingent payments anticipated to refinance.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2016.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. government and agency obligations	$ -	$64,858,977	$ -	$ 64,858,977
Corporate obligations	-	45,877	-	45,877
State and municipal obligations	-	3,348,736	3,258,722	6,607,458
Other securities	-	594,166	-	594,166
Total	$ -	$68,847,756	$ 3,258,722	$ 72,106,478
Liabilities				
Securities sold, not yet purchased:				
U.S. government and agency obligations	$ 16,663,262	$ 2,100,001	$ -	$ 18,763,263
Total	$ 16,663,262	$ 2,100,001	$ -	$ 18,763,263

3. Fair Value Measurements (continued)

There were no changes during the year ended December 31, 2016, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The following is a reconciliation of beginning and ending balances for Level 3 assets and liabilities:

Fair value at January 1, 2016	$ 368,935
Acquisitions	3,248,000
Less payment received	(360,265)
Change in unrealized gains	2,052
Fair value at December 31, 2016	$3,258,722

The determination of fair value incorporates various factors including not only the credit standing of the counterparties involved, but also the Company's nonperformance risk or its liabilities.

4. Cash and Securities Segregated Under Federal Regulations

In accordance with provisions of Rule 15c3-3 of the SEC, cash of $99,932 has been segregated in special accounts. The amount required to be on deposit at December 31, 2016, was $60,467.

5. Receivables from and Payables to Brokers or Dealers and Clearing Organization

The amount receivable from and payable to brokers or dealers and clearing organizations at December 31, 2016, consists of the following:

Receivables:	
Unsecured deposits and other with brokers or dealers	$ 315,509
Unsecured deposit with clearing organization	100,000
	$ 415,509
Payables to brokers or dealers and clearing organization	$ 22,366,158

6. Commissions, Claims, Other Receivables

The Company records other receivables, which are comprised mainly of former and current employee advances, at their estimated net realizable value. The Company charges interest rates ranging from 3.25% to 6% on outstanding notes receivable. An allowance for doubtful accounts is recorded based upon management's estimate of uncollectible accounts, determined by analysis of specific accounts. Delinquent receivables are charged against the allowance when they are determined to be uncollectible by management. The allowance for doubtful accounts was $269,912 at December 31, 2016.

7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2016:

Computer hardware	$ 1,626,102
Furniture and fixtures	1,085,683
Leasehold improvements	242,109
Office equipment	733,391
	3,687,285
Less: accumulated depreciation	(3,261,461)
Total property, equipment and leasehold improvements	$ 425,824

Depreciation expense totaled $124,286 for the year ended December 31, 2016.

8. Bank Loans

The Company has a sole recourse bank loan of $2,650,000 collateralized by municipal bonds with a Level 3 valuation of $2,898,000 at December 31, 2016. The loan bears interest at prime which is 3.75% at December 31, 2016. The loan interest is payable quarterly and principal matures June 16, 2018.

The Company has established a $5,000,000 letter of credit with a bank in December 2016. The term is for one year with a requirement that it has a zero balance for a minimum of two months during the term. The Company has not drawn on the letter of credit.

9. Derivative Financial Instruments and Hedging Activities

The Company participates in interest rate swaps fee revenue through various primary broker dealers collected during the issuance of federal agency securities. Included in other revenue related to securities is $835,295 in income from fees earned on these participations for the year ended December 31, 2016.

10. Common Stock

The Company has both Class A nonvoting and Class B voting stock. Class A stock has preferences to dividends and liquidation. Class B stock is restricted in transfer and redemption price. During the year the Company paid $372,363 in dividends to the Class A nonvoting shares. In April 2016, the Company issued 1,250 shares of Class A nonvoting shares at $35.48 per share a cost of $44,345.

11. Income Taxes

The provision for income taxes consists of the following:

Current:	
Federal	$ 478,363
Deferred:	
Federal	113,400
State	172,400
	285,800
Net tax expense	$ 764,163

Income tax expense differs from the expense computed at the federal statutory rate primarily due to non-deductible meals and entertainment, and tax exempt income and expense related to municipal securities.

The deferred tax asset and liability consist of the following components:

Deferred tax asset:	
Accrued expenses and allowances	$ 511,600
Deferred tax liability:	
Property and equipment and State loss carryovers	$ 95,100

12. 401(k) Retirement Savings Plan

The Company provides a qualified deferred compensation plan (401(k) plan) which is available to all employees upon hire date. The Company matches employee contributions to the plan to a maximum of $1,000 for each employee after six months of employment. The retirement expense for the year ended December 31, 2016, was $79,600.

13. Commitments and Contingencies

Leases

The Company leases office space under various operating leases through December 2023, with renewal options thereafter. Rent expense is calculated using the straight-line basis and for the year ended December 31, 2016, was $650,192.

Future minimum lease payments due under non-cancelable agreements are as follows:

For the Year Ending December 31	Amount
2017	$ 544,070
2018	555,190
2019	535,403
2020	530,206
Thereafter	1,654,693
Total	$ 3,819,562

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse effect on the Company's financial statements.

Other Matters

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2016, and were subsequently settled had no material effect on the financial statements as of that date. Open underwriting positions at December 31, 2016 were $30,000. The Company has open transactions that settle on future dates through its Pershing clearing agreement on a fully disclosed basis. At December 31, 2016, buys with a contractual value of $1,129,576,269 and sells of $1,089,525,427 were open.

14. Related Party Transactions

The Company has a shared services agreement with a related party whereby for providing regulatory, advertising, data processing, and accounting services. The Company receives $10,500 per month under this agreement. In 2016 the Company received $149,000 under this agreement.

15. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparty's ability to satisfy their obligations to the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2016, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2016.

16. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital of $19,460,674 which was $19,181,076 in excess of its required net capital of $279,599. Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30-day period or reduce excess net capital below 25% of deductions from net worth. The Company's net capital ratio was .21 to 1 at December 31, 2016.

17. Annual Report on Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.

Duncan-Williams, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2016

Net capital:		
Total stockholders' equity		$ 27,206,209
Deferred tax liability related to nonallowable assets		42,500
Less deductions and charges to capital:		
Non-allowable assets	$ (2,311,489)	
Commodity futures proprietary charges	(1,153,500)	
Other deductions and/or charges	(1,239,934)	
Haircuts on securities	(3,083,111)	(7,788,034)
Net capital		$ 19,460,675
Aggregate indebtedness:		
Items included in statement of financial condition:		
Aggregate indebtedness as defined		$ 4,193,986
Total aggregate indebtedness		$ 4,193,986
Minimum required net capital		$ 279,599
Capital in excess of minimum requirement		$ 19,181,076
Ratio of aggregate indebtedness to net capital		.21 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 at December 31, 2016.

Duncan-Williams, Inc.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2016

Credit balances:		
Free credit balances and other credit balances in customers' security accounts and monies borrowed collateralized by securities carried for the accounts of customers		
Total credit balances	$	57,588
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		
Total debit balances	$	-
Reserve computation:		
Excess total credits over total debits	$	57,588
Required deposit at 105% of excess	$	60,467
Deposits held in reserve:		
Cash segregated for the benefit of customers as of December 31, 2016	$	99,932

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 at December 31, 2016.

Duncan-Williams, Inc.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2016

1.	Customers' fully paid securities and excess margin securities not in the Respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date but for which the required action was not taken by Respondent within the time frames specified under Rule 15c3-3.)	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of items	-

Duncan-Williams, Inc.

Schedule IV

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5

December 31, 2016

1.	Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2016	$	4,193,986
	Reconciling items		-
	Aggregate indebtedness as computed on Schedule I	$	4,193,986
2.	Net capital as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2016	$	19,460,675
	Reconciling items		-
	Net capital as computed on Schedule I	$	19,460,675


DHG
DIXON HUGHES GOODMAN LLP

Report Of Independent Registered Public Accounting Firm On Duncan-Williams, Inc.'s Compliance Report

Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

We have examined Duncan-Williams, Inc.'s statements, included in the accompanying Duncan-Williams, Inc. Compliance Report, that (1) Duncan-Williams, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2016; (2) Duncan-Williams, Inc.'s internal control over compliance was effective as of December 31, 2016; (3) Duncan-Williams, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (4) the information used to state that Duncan-Williams, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Duncan-Williams, Inc. books and records. Duncan-Williams, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Duncan-Williams, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Duncan-Williams, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Duncan-Williams, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Duncan-Williams, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; Duncan-Williams, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from Duncan-Williams, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Duncan-Williams, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Duncan-Williams, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Duncan-Williams, Inc.'s statements referred to above are fairly stated, in all material respects.

Dixon Hughes Goodman LLP

Memphis, Tennessee
February 17, 2017

Duncan-Williams, Inc.'s Compliance Report

Duncan-Williams, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). As required by 17 C.F.R. 240.17a-d(d)(1) and (3), the Company states to the best of its knowledge and belief as follows"

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph d(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective during the fiscal year ended December 31, 2016 and from January 1, 2016 to December 31, 2016.
3. The Company's Internal Control Over Compliance was effective as of the end of the fiscal years ended December 31, 2016.
4. The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the fiscal years ended December 31, 2016; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) was derived from the books and records of the Company.



Duncan-Williams, Inc.
Frank Reid, Chief Financial Officer
February 15, 2017

Samuels, Reschelle

From: Frank Reid <freid@duncanw.com>
Sent: Friday, May 19, 2017 8:37 AM
To: Samuels, Reschelle
Subject: Duncan-Williams, Inc.

Rochelle,

Please feel authorized to put the Duncan-Williams, Inc. 17a-5 filing marked confidential into EDGAR.

8-18971

Frank Reid
CFO